                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: OVER 3 MILLION PRODUCT ORDERS TAKEN AT THE COPENHAGEN CONVENTION, OF WHICH OVER 65% FOR UMTS/HSDPA DEVICES

New range of increasingly innovative products and offers presented

“ALICE CASA” comes to market, the first phone, internet and TV package with no monthly line rental

Rome, October 27, 2008

Telecom Italia presented its latest offers, due to be rolled out onto the market over the next few months, in Copenhagen. The company took orders for more than 3 million devices, of which more than 65% are UMTS/HSDPA units, and about  500,000 are Alice Mobile PC and data kits (six times more than at the October 2007 convention).

This result confirms the positive growth and development trend for interactive services and mobile broadband. At June 30, 2008, 1.6 million TIM customers were using mobile broadband; the year-end target is 2.6 million.

Commercial offerings over the coming months are being spearheaded by Alice Mobile, a whole line of net product/service bundles that are being rolled out through a range of increasingly innovative products that enable mobile websurfing on PCs, notebooks, USB internet dongles and smartphones.

The Alice Mobile range has now  been enhanced with two new "pay-as-you-go"-type price plans: “Alice mobile data kit 10 Flexi” and “Alice mobile pc 20 Flexi”.

The Flexi concept combined with the Alice mobile data kit makes for a 24-month installment plan, which for just €10 per month offers 20 hours of websurfing and an internet dongle of the user's choice. If more than 20 hours of websurfing are required in a single month, a further 30 hours of websurfing are available for an additional €10 per month; and beyond that, for an extra €10, an additional 50 hours can be added. Alice mobile pc Flexi starts at €20 per month, and comes with a notebook plus 30 hours' websurfing per month. This dynamic package offers an increasingly elastic response to differing customer needs, making it possible for customers to modify fixed costs to match their actual requirements.

Telecom Italia presents convergent solutions to increase landline and mobile broadband penetration in all markets segments.

Telecom Italia is rolling out “Alice Casa”, a new totally IP residential landline package that does away with line rental fees, while offering unlimited calls to landlines in Italy, unlimited websurfing time, and access to Alice Home TV – Telecom Italia’s cable TV service – over broadband, for just one all-in monthly subscription fee. “Alice Casa” starts at €42 per month: “Alice Casa Maxi” comes with Alice ADSL 7 Mega web access.

“Alice Casa” includes home delivery and installation by Telecom Italia technicians of the Alice Home TV decoder and WiFi modem, which can be hooked up to traditional phones. Customers who activate “Alice Casa” by December 31, 2008 can take advantage of an exclusive promotion: access to SKY su Misura, including News and one of two options among Entertainment, Documentaries, Music and Kids, via Alice Home TV until January 2010, at €7 per month rather than the normal price of €15.

From today, Alice mobile is reaching out to Telecom customers. It is now possible to sign up to Alice mobile data KIT 10 Flexi and have the service billed to a Telecom Italia account, making payment easier and making it simpler to get on to the Alice internet away from home.

Telecom Italia’s landline-mobile convergence strategy continues. “TIMxTutto” is a flexible all-in-one solution that caters to all communication requirements at home and on the move. TIMperTutto customers choose between TIMinCasa, offering calls to all landlines from home on a mobile phone for ZERO cents per minute, unlimited websurfing with TIM ADSL at 7MB and no monthly line rental, or Ricarica Famiglia, which allows customers to make calls and send messages to family mobile phones free of charge, as well as surf the web outside the home with an Alice Mobile USB dongle, in a package that is charged to the Telecom Italia bill.

The Ricarica Famiglia is the first family-oriented offer of its kind for consumers in Italy. All it takes is one member of the family to pay €5 per month to talk and send messages free of charge to all family member numbers.

Mobile phones are increasingly connected directly to the web. Now, in addition to Google, MSN, Virgilio, Yahoo, YouTube and MySpace, TIM customers can stay in touch and make new friends on another two well-known social networks that are hugely popular in Europe, especially among teenagers: Facebook and Bebo. The new Shozu application makes it possible to upload high resolution photos and video with just one click to these communities, taking full advantage of the potential of cameras on the latest mobile phones.

Telecom Italia Media Relations +39 06 3688 2499 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2008-2010 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 27th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager